UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

FUSION FUEL GREEN PLC

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212) 818-8877

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Frederico Figueira de Chaves
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 996,944
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 996,944
11	Aggregate Amount Beneficially Owned by Each Reporting Person 996,944
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.53%
14	Type of Reporting Person IN

1	Names of Reporting Persons Key Family Holding Investimentos e Consultoria de Gestão, Lda.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 996,944
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 996,944
11	Aggregate Amount Beneficially Owned by Each Reporting Person 996,944
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.53%
14	Type of Reporting Person CO

1	Names of Reporting Persons Francisco Figueira de Chaves
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 996,944
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 996,944
11	Aggregate Amount Beneficially Owned by Each Reporting Person 996,944
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.53%
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, $0.0001 par value per share (the “Class A Ordinary Shares”) of Fusion Fuel Green plc, an Irish public limited company (the “Issuer”) whose principal executive offices are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Frederico Figueira de Chaves, Francisco Figueira de Chaves, and Key Family Holding Investimentos e Consultoria de Gestão, Lda. (“KFH” and together with Messrs. Figueira de Chaves, the “Reporting Persons”). Messrs. Figueira de Chaves are each individual citizens of Portugal. KFH is a private limited company domiciled in Portugal. KFH is a family office managing interests of the Figueira de Chaves family and is jointly owned and controlled by Messrs. Figueira de Chaves. Frederico Figueira de Chaves is an executive officer and director of the Issuer. Francisco Figueira de Chaves is the managing partner of several companies of the Figueira de Chaves family, including KFH. The business address of the Reporting Persons is Rua da Tapada Nova, N.9, Edificio C8, Sintra, Portugal, 2710-144 Sintra.

During the last five years, the Reporting Persons have not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 6, 2020, the Issuer entered into a business combination agreement (as amended and restated on August 25, 2020, the “Business Combination Agreement”) with HL Acquisitions Corp., a British Virgin Islands business company (“HL”), Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anonima (“Fusion Fuel”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and the shareholders of Fusion Fuel, including KFH (“Fusion Fuel Shareholders”) pursuant to which (i) Merger Sub would merge with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer, and (ii) the Issuer would acquire all the issued and outstanding shares of Fusion Fuel (the “Share Exchange,” and together with the Merger, the “Transactions”).

On December 10, 2020, the parties to the Business Combination Agreement consummated the Transactions in accordance with the Business Combination Agreement.

KFH held 4,850 ordinary shares of Fusion Fuel and 25 Class A shares of Fusion Fuel immediately prior to the Share Exchange. The Fusion Fuel ordinary shares were converted into an aggregate of 206,125 Class B ordinary shares of the Issuer (each Class B ordinary share is convertible at any time and from time to time into one Class A Ordinary Share) and 206,125 warrants of the Issuer (each warrant is exercisable for one Class A Ordinary Share at any time and from time to time at an initial exercise price of $11.50 per share). Pursuant to the Business Combination Agreement, an aggregate of 20,613 Class B ordinary shares of the Issuer held by the Reporting Person are being held in escrow to serve as a source of funds for the indemnification obligations of the Reporting Person.

Pursuant to the Business Combination Agreement, the Reporting Persons will also have the right to receive their pro rata portion of an additional up to an aggregate of 1,137,000 Class A Ordinary Shares and warrants to purchase up to an aggregate of 1,137,000 Class A Ordinary Shares (“Contingent Securities”) upon the signing of agreements for the production and supply by Fusion Fuel or its affiliates of green hydrogen to certain purchasers (or, in the case of the first of such agreements, certain milestones with respect to performance under the agreement) prior to June 30, 2022. The total number of Contingent Securities earnable for each such production agreement will be equal to twenty percent of the net present value of the agreement divided by €10.73, representing the aggregate agreed value of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share. Mr. Frederico Figueira de Chaves may be deemed to have control over the satisfaction of the milestones due to his role as an executive officer and director of the Issuer. Accordingly, pursuant to Rule 13d-1, the Reporting Persons beneficially own an additional 284,250 Class A Ordinary Shares and 284,250 warrants to purchase Class A Ordinary Shares.

Additionally, prior to the Transactions, KFH held a promissory note of HL and, upon consummation of the Transactions, KFH was issued an aggregate of 16,194 Class A Ordinary Shares in full satisfaction of such promissory note.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Transactions and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Frederico Figueira de Chaves is an executive officer and director of the Issuer. As such, he may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Subject to the transfer restrictions described below in Item 6, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons share beneficial ownership of 996,944 Class A Ordinary Shares. Such amount includes (i) 206,125 Class A Ordinary Shares issuable upon the exercise of warrants, (ii) 206,125 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares, (iii) up to 284,250 Class A Ordinary Shares which may be issued upon satisfaction of the earnout conditions described in Item 3 above, and (iv) up to 284,250 Class A Ordinary Shares underlying warrants which may be issued upon satisfaction of the earnout conditions described in Item 3 above. Such number of Class A Ordinary Shares represents 9.53% of the class of securities, based on 9,483,356 Class A Ordinary Shares outstanding, as reported in the issuer’s 20FR12B filed on December 17, 2020.

(b) The number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 996,944

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 996,944

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On December 10, 2020, in connection with the closing of the Transactions, the Issuer entered into an amended and restated registration rights agreement (“Amended and Restated Registration Rights Agreement”) providing certain of its shareholders, including the Reporting Persons, with certain demand registration rights and piggy-back registration rights with respect to registration statements filed by the Issuer after the closing.

Transfer Restrictions

The Business Combination Agreement includes an agreement of the Fusion Fuel Shareholders, including KFH, pursuant to which they agreed not to transfer the Class B Ordinary Shares received by them in connection with the Share Exchange or the Class A Ordinary Shares issuable as Contingent Shares or issuable upon the exercise of warrants (if issued prior to the end of the following periods), except to certain permitted transferees, for a period ending on the one-year anniversary of the Closing Date, or earlier if, subsequent to the Closing Date, the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Indemnification Escrow Agreement

The Business Combination Agreement provides for mutual indemnification by HL and the Fusion Fuel Shareholders for breaches of their respective representations, warranties, and covenants. Claims for indemnification may be asserted once damages exceed a €750,000 threshold and will be reimbursable to the full extent of the damages in excess of such threshold. Claims for indemnification must be brought before the tenth business day after the Issuer files its annual report for the fiscal year ending December 31, 2021. To provide a source of funds for the Fusion Fuel Shareholders’ indemnification of HL, on December 10, 2020, the KFH entered into an indemnification escrow agreement (“Indemnification Escrow Agreement”) with the Issuer, HL, Fusion Fuel, Continental Stock Transfer & Trust Company, as escrow agent, and the other parties thereto, pursuant to which an aggregate of 20,613 of the Class B Ordinary Shares issued to KFH in the Transactions was placed into escrow.

The foregoing descriptions of the Amended and Restated Registration Rights Agreement, the Business Combination Agreement, and the Indemnification Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Business Combination Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Fuel Atlantic Limited, and the former shareholders of Fusion Welcome – Fuel, S.A., dated August 25, 2020.

2	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.

3	Indemnification Escrow Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Welcome, S.A., HL Acquisitions Corp., Jeffrey Schwarz, and Continental Stock Transfer & Trust Company, dated December 10, 2020.

4	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2020

KEY FAMILY HOLDINGS INVESTIMENTOS E CONSULTORIA DE GESTAO, LDA

By:	/s/ Frederico Figueira de Chaves
Name:	Frederico Figueira de Chaves
Title:	Director

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves

/s/ Francisco Figueira de Chaves
Francisco Figueira de Chaves